

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): May 1, 2012

THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37,421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   Submission of Matters to a Vote of Security Holders.

The 2012 annual meeting of the shareholders (the "meeting") of the Dixie Group, Inc. (the "Company") was held on May 1, 2012. The final voting results for each of the proposals submitted for vote by the shareholders are set forth below.

Proposal 1 - the number of directors were set at nine and the below nine individuals were elected for a term of one year each, as follows:

	Votes For	Votes Against	Abstentions	Broker Non-Votes
Charles E. Brock	26,887,350	6,166	56,593	2,102,976
J. Don Brock	24,970,606	1,922,910	56,593	2,102,976
Daniel K. Frierson	26,887,309	6,207	56,593	2,102,976
D. Kennedy Frierson, Jr.	26,882,661	10,855	56,593	2,102,976
Paul K. Frierson	26,795,966	97,550	56,593	2,102,976
Walter W. Hubbard	26,868,762	24,754	56,593	2,102,976
Lowry F. Kline	26,888,509	5,007	56,593	2,102,976
Hilda S. Murray	26,887,200	6,316	56,593	2,102,976
John W. Murrey, III	26,867,803	25,713	56,593	2,102,976

Proposal 2 - material terms of the performance goals for awards under the Company's 2012 - 2017 Incentive Compensation Plan were approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
26,765,511	144,230	40,368	2,102,976

Proposal 3 - appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2012 was approved as follows:

Votes For	Votes Against	Abstentions	Broker Non-Votes
29,021,081	26,980	5,024	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2012	**THE DIXIE GROUP, INC.**
	By: /s/ Jon A. Faulkner
	Jon A. Faulkner
	Chief Financial Officer